Exhibit 99.2

September 23, 2021

Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement dated September 22, 2021 relating to the offering of common shares by Greenbrook TMS Inc. filed under its Registration Statement on Form F-10 (File No. 333-257872). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended

Yours very truly,

/s/ Torys LLP